Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 25, 2024. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 20, 2024 (the “Annual Report”).

We present our unaudited condensed consolidated financial statements in pounds sterling and in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated or the context otherwise requires, all references to “NuCana,” the “Company,” “we,” “our,” “us” or similar terms refer to NuCana plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Company Overview

We are a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in a Phase 1b/2 modular clinical trial (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 clinical trial which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma.

Financial Operations Overview

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since our inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates.

Research and development costs are expensed as incurred. Our research and development expense primarily consists of:

•	costs incurred under agreements with contract research organizations, or CROs, and investigative sites that conduct preclinical studies and clinical trials;

•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials;

•

salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	fees paid to consultants and other third parties who support our product candidate development;

•	costs of maintaining and defending patents;

•	other costs incurred in seeking regulatory approval for our product candidates; and

•	payments under our license agreements.

The successful development of our ProTides is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. However, we do not believe that it is possible at this time to accurately project total program specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements;

•	any significant changes in government regulation;

•	the terms and timing of any regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Where appropriate, manufacturing and non-clinical research and development expenses are assigned or allocated to individual product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, depreciation, amortization and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office related costs, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, and expenses related to investor relations and other administrative and professional services.

Net Foreign Exchange Gains (Losses)

Net foreign exchange gains (losses) primarily relate to cash held in U.S. dollars.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom and our wholly owned U.S. subsidiary, NuCana, Inc., is subject to corporate taxation in the United States. Due to the nature of our business, we have generated losses in the United Kingdom since our inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and in the United States, and income tax payable in the United States.

As a company that carries out extensive research and development activities, we benefit from the U.K. and U.S. research and development tax credit regimes. In the United Kingdom, we are able to surrender some of our losses for a cash rebate of up to 26.97% of eligible expenditures on qualifying research and development projects incurred on or after April 1, 2023 (33.35% prior to April 1, 2023). In the United States, we are able to offset the research and development credits against corporation tax payable. Our qualifying expenditures in the United Kingdom largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. In the United Kingdom, where we receive the larger proportion of the research and development credits, certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 17.53% from April 1, 2023 (21.68% prior to April 1, 2023). A large proportion of costs relating to our research and development, clinical trials and manufacturing activities are currently eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the United Kingdom in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, in that scenario, we may be able to file under a large company scheme.

Results of Operations

Comparison of the Three Months Ended September 30, 2024 and September 30, 2023

The following table summarizes the results of our operations for the three months ended September 30, 2024 and 2023.

	For the Three Months Ended September 30,
	2024	2023
	(unaudited) (in thousands)
	£	£
Research and development expenses	(3,736)	(7,439)
Administrative expenses	(1,358)	(1,375)
Net foreign exchange (losses) gains	(229)	562

Operating loss	(5,323)	(8,252)
Finance income	72	152

Loss before tax	(5,251)	(8,100)
Income tax credit	740	1,404

Loss for the period	(4,511)	(6,696)
Other comprehensive (expense) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(52)	30

Total comprehensive loss for the period	(4,563)	(6,666)

Research and Development Expenses

Research and development expenses were £3.7 million for the three months ended September 30, 2024 as compared to £7.4 million for the three months ended September 30, 2023. Clinical trial expenses decreased by £2.8 million in the three months ended September 30, 2024, compared with the three months ended September 30, 2023, primarily due to reduced expenditure on NuTide:323 and NuTide:302. Other research and development costs decreased by £0.9 million in the three months ended September 30, 2024 compared with the three months ended September 30, 2023, primarily due to lower personnel costs and share-based payment expenses.

The following table gives a breakdown of the research and development costs incurred by product candidate for the three months ended September 30, 2024 and 2023:

	For the Three Months Ended September 30,
	2024	2023
	(in thousands)
	£	£
NUC-3373	3,200	5,721
NUC-7738	622	1,005
Acelarin	(367)	289
Other	281	424

	3,736	7,439

Administrative Expenses

Administrative expenses were £1.4 million for the three months ended September 30, 2024 as compared to £1.4 million for the three months ended September 30, 2023.

Net Foreign Exchange (Losses) Gains

For the three months ended September 30, 2024, we reported a net foreign exchange loss of £0.2 million as compared to a net foreign exchange gain of £0.6 million for the three months ended September 30, 2023. In the three months ended September 30, 2024, the loss arose from cash balances held in U.S. dollars and the U.S. dollar depreciating relative to the U.K. pound sterling. Conversely, in the three months ended September 30, 2023, the gain arose from cash balances held in U.S. dollars and the U.S. dollar appreciating relative to the U.K. pound sterling.

Finance Income

Finance income represents bank interest and was £0.1 million for the three months ended September 30, 2024 and £0.2 million for the three months ended September 30, 2023. The decrease in bank interest resulted from lower cash deposits.

Income Tax Credit

The income tax credit for the three months ended September 30, 2024, which is largely comprised of U.K. research and development tax credits, amounted to £0.7 million as compared to £1.4 million for the three months ended September 30, 2023. The decrease in the income tax credit was primarily attributable to a decrease in our eligible research and development expenses.

Results of Operations

Comparison of the Nine Months Ended September 30, 2024 and September 30, 2023

The following table summarizes the results of our operations for the nine months ended September 30, 2024 and 2023.

	For the Nine Months Ended September 30,
	2024	2023
	(unaudited)
	(in thousands)
	£	£
Research and development expenses	(17,288)	(18,203)
Administrative expenses	(4,448)	(4,777)
Net foreign exchange losses	(208)	(697)

Operating loss	(21,944)	(23,677)
Finance income	283	617

Loss before tax	(21,661)	(23,060)
Income tax credit	3,317	3,083

Loss for the period	(18,344)	(19,977)
Other comprehensive expense:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(45)	(8)

Total comprehensive loss for the period	(18,389)	(19,985)

Research and Development Expenses

Research and development expenses were £17.3 million for the nine months ended September 30, 2024 as compared to £18.2 million for the nine months ended September 30, 2023, reflecting a decrease of £0.9 million. Patent costs decreased by £2.2 million in the nine months ended September 30, 2024 compared with the nine months ended September 30, 2023 mainly due to higher patent defense activity in the first quarter of 2023. Other research and development costs decreased by £1.6 million in the nine months ended September 30, 2024 compared with the nine months ended September 30, 2023, principally due to lower share-based payment expenses. This was offset by higher expenses incurred in relation to clinical trials of £11.6 million in the nine months ended September 30, 2024, compared with £8.7 million in the nine months ended September 30, 2023, primarily due to increased expenditure on NuTide:323.

The following table gives a breakdown of the research and development costs incurred by product candidate for the nine months ended September 30, 2024 and 2023:

	For the Nine Months Ended September 30,
	2024	2023
	(in thousands)
	£	£
NUC-3373	14,205	12,473
NUC-7738	2,308	2,630
Acelarin	(89)	1,933
Other	864	1,167

	17,288	18,203

Administrative Expenses

Administrative expenses were £4.4 million for the nine months ended September 30, 2024 as compared to £4.8 million for the nine months ended September 30, 2023, reflecting a decrease of £0.4 million. The decrease was primarily related to lower share-based payment expenses and insurance costs, partly offset by higher professional fees.

Net Foreign Exchange Losses

For the nine months ended September 30, 2024, we reported a net foreign exchange loss of £0.2 million as compared to a net foreign exchange loss of £0.7 million for the nine months ended September 30, 2023. In the nine months ended September 30, 2024, the US dollar depreciated on a lower US dollar cash balance compared with the nine months ended September 30, 2023.

Finance Income

Finance income represents bank interest and was £0.3 million for the nine months ended September 30, 2024 and £0.6 million for the nine months ended September 30, 2023. The decrease in bank interest resulted from lower cash deposits.

Income Tax Credit

The income tax credit for the nine months ended September 30, 2024, which is largely composed of U.K. research and development tax credits, amounted to £3.3 million as compared to £3.1 million for the nine months ended September 30, 2023. The increase in the income tax credit was primarily attributable to an increase in our eligible research and development expenses, partly offset by a lower tax credit rate.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for at least the next several years. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

As of September 30, 2024 and December 31, 2023, we had cash and cash equivalents of £11.4 million and £17.2 million, respectively. We do not currently have any approved products and have never generated any revenue from product sales. To date we have financed our operations primarily through the issuances of our equity securities. We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements into the second quarter of 2025. As a result, we will need substantial additional funding in order to permit us to continue our operations. If we are unable to raise additional capital, we could be forced to complete a wind down of our operations and/or seek bankruptcy protection. Adequate additional financing may not be available to us on acceptable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders. In addition, the issuance of additional securities, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline. The sale of additional equity or convertible securities will substantially dilute all of our shareholders. We could also be required to seek funds through arrangements with potential collaboration partners, including at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition, our board of directors will need to consider the interests of all our constituents and take appropriate action, including to restructure or wind down the business, if it appears that we are insolvent. As a result, our business, financial condition and results of operations would be materially affected and our shareholders would lose all of their investment.

In August 2021, we entered into an “at-the-market” (ATM) sales agreement with Jefferies LLC, or Jefferies, pursuant to which we may periodically sell ADSs having an aggregate offering price of up to $100.0 million through Jefferies acting as our agent. Sales of our ADSs pursuant to this ATM program are subject to certain conditions specified in the sales agreement. Sales under the ATM program are registered on a shelf registration statement on Form F-3 that we filed with the SEC in August 2021, and which permits the offering, issuance and sale by us of up to a maximum aggregate offering price of $400.0 million of our securities, inclusive of our ADSs sold under the ATM program. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell our ADSs representing ordinary shares with a value of more than one-third of the aggregate market value of our ordinary shares held by non-affiliates in any 12-month period, so long as the aggregate market value of our ordinary shares held by non-affiliates is less than $75.0 million. As a result, we may raise up to approximately $5.4 million from the sale of our ADSs from September 30, 2024 onwards. During the nine months ending September 30, 2024 we sold and issued 5,415,534 ADSs, representing 45,620,670 ordinary shares, under the ATM program, raising gross proceeds of £6.4 million. Subsequent to September 30, 2024 and through the date hereof, we sold and issued 1,295,655 ADSs, representing 32,391,375 ordinary shares, under the ATM program, raising gross proceeds of £1.9 million.

Cash Flows

Comparison of the Nine Months Ended September 30, 2024 and September 30, 2023

The following table summarizes the results of our cash flows for the nine months ended September, 2024 and 2023.

	For the Nine Months Ended September 30,
	2024	2023
	(unaudited)
	(in thousands)
	£	£
Net cash used in operating activities	(11,663)	(26,362)
Net cash from investing activities	57	2,835
Net cash from (used in) financing activities	5,999	(10)

Net decrease in cash and cash equivalents	(5,607)	(23,537)

Operating Activities

Net cash used in operating activities was £11.7 million for the nine months ended September 30, 2024 as compared to £26.4 million for the nine months ended September 30, 2023, a net decrease in cash outflows of £14.7 million. Operating loss cash outflows were lower by £4.0 million in the nine months ended September 30, 2024. Working capital inflows were £3.9 million in the nine months ended September 30, 2024 as compared to working capital outflows of £2.8 million in the nine months ended September 30, 2023. A tax refund of £4.0 million was received in the nine months ended September 30, 2024 with no similar cash inflow received in the nine months ended September 30, 2023.

Investing Activities

Net cash from investing activities was £0.1 million for the nine months ended September 30, 2024 as compared to £2.8 million for the nine months ended September 30, 2023. Repayment of other current assets totaled £2.6 million in the nine months ended September 30, 2023 with no similar cash inflow received in the nine months ended September 30, 2024. Interest received for the nine months ended September 30, 2024 was £0.3 million compared with £0.6 million for the nine months ended September 30, 2023.

Financing Activities

Net cash from financing activities was £6.0 million for the nine months ended September 30, 2024 as compared with net cash used in financing activities of £10,000 for the nine months ended September 30, 2023 reflecting an increase in the proceeds from the issue of share capital.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to continue to incur net losses in the future.

In assessing the requirements necessary to continue progressing our research and development activities as currently anticipated there will also be a requirement to seek additional capital to fund operations. If we are unable to obtain additional capital, we may be required to delay or reduce our research and development programs, which could adversely affect our future business prospects and our ability to continue as a going concern. We believe, based upon our current operating plan, that our cash and cash equivalents on hand will not be sufficient to fund our anticipated operations for the next twelve months.

As a result of these matters, there is uncertainty related to our ability to raise sufficient additional capital within the going concern period, prior to our cash balances being exhausted. These events or conditions raise substantial doubt on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

However, our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials taking place in the near term, preclinical programs and other related activities;

•	the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our product candidates;

•	the progress that we make in developing new product candidates based on our proprietary ProTide technology;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the timing of receipt of our U.K. research and development tax credit cash rebates;

•	the outcome, timing and cost of regulatory approvals of our ProTide product candidates;

•	the cost and timing of establishing sales, marketing and distribution capabilities; and

•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.